Exhibit 99.2
SIMS GROUP LIMITED
ABN 69 114 838 630

NOTICE OF 2008
ANNUAL GENERAL MEETING

Contents

Business	2

Explanatory Memorandum for 2008 Annual General Meeting	5

Annexure 1	12

NOTICE IS HEREBY GIVEN THAT THE
ANNUAL GENERAL MEETING OF THE
SHAREHOLDERS OF SIMS GROUP LIMITED
WILL BE HELD IN THE JAMES COOK BALLROOM,
HOTEL INTERCONTINENTAL,
117 MACQUARIE STREET, SYDNEY NSW
ON FRIDAY 21 NOVEMBER 2008 AT 11:00AM.

BUSINESS
1. ACCOUNTS AND REPORTS
To receive and consider the financial statements of Sims Group Limited (the “Company”) and its controlled entities for the year ended 30 June 2008 and the related Directors’ Report, Directors’ Declaration and Auditor’s Report.
2. RE-ELECTION OF DIRECTORS
2.1 MR JEREMY SUTCLIFFE
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Jeremy Sutcliffe, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Executive Director of the Company.”
2.2 MR NORMAN BOBINS
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Norman Bobins, who, having been appointed as an additional Director since the last Annual General Meeting, retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”
2.3 MR GERALD MORRIS
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Gerald Morris, who, having been appointed as an additional Director since the last Annual General Meeting, retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”
2.4 MR ROBERT LEWON
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That Mr Robert Lewon, who, having been appointed as an additional Director since the last Annual General Meeting, retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”
2.5 MR JOHN DILACQUA
Mr John DiLacqua has informed the Company that he will be retiring at the conclusion of the Annual General Meeting and will not be standing for re-election.
3. PARTICIPATION IN THE SIMS GROUP LONG TERM INCENTIVE PLAN BY MR JEREMY SUTCLIFFE
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 for Mr Jeremy Sutcliffe, Executive Director, to have issued to him performance rights (“Performance Rights”) numbering 44,440 and options (“Options”) numbering 135,435, and the issue of any Sims Group Limited ordinary shares upon the exercise of those Performance Rights and Options under the terms of the Sims Group Long Term Incentive Plan as described in the Explanatory Memorandum to this Notice of Meeting.”

4. PARTICIPATION IN THE SIMS GROUP LONG TERM INCENTIVE PLAN BY MR DANIEL DIENST
To consider and, if thought fit, pass the following resolution as an ordinary resolution:
“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 for Mr Daniel Dienst, the Group Chief Executive Officer, to have issued to him 61,092 Performance Rights and 181,654 Options, and the issue of any Sims Group Limited ordinary shares upon the exercise of those Performance Rights and Options under the terms of the Sims Group Long Term Incentive Plan as described in the Explanatory Memorandum to this Notice of Meeting.”
5. CHANGE OF COMPANY NAME
To consider and, if thought fit, pass the following resolution as a special resolution:
“That the name of the Company be changed to Sims Metal Management Limited”.
6. REMUNERATION REPORT
To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:
“That the Remuneration Report for the year ended 30 June 2008 (as set out in the Directors’ Report) is adopted.”
By order of the Board
Frank Moratti
Company Secretary
17 October 2008

NOTICE OF MEETING 2008	3

BUSINESS
VOTING EXCLUSION STATEMENT
The Company will disregard any votes cast on Resolution 3 or Resolution 4 by any director (other than a director who is ineligible to participate in any employee incentive scheme of the Company), and by any person who may participate in the proposed issues or obtain a benefit (except a benefit solely in the capacity as a shareholder), and any associate of such a director or other person.
However, the Company need not disregard such a vote if:
–	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

–	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
VOTING ENTITLEMENTS
For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm Australian Eastern Daylight Time on Wednesday, 19 November 2008 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.
PROXIES
A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise.
The Proxy Form must be deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 (or by mail to GPO Box 242 Melbourne VIC 3001) or at the Company’s Registered Office, Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street Botany NSW 2019 (or by mail to GPO Box 4155 Sydney NSW 2001), or by facsimile to Computershare on 1800 783 447 or (03) 9473 2555 or to the Company on (02) 8113 1622.
To be effective, proxies must be lodged by 11.00am Australian Eastern Daylight Time on Wednesday, 19 November 2008. Proxies lodged after this time will be invalid.

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EXPLANATORY MEMORANDUM
FOR 2008 ANNUAL GENERAL MEETING
ORDINARY RESOLUTION 2 IN RELATION TO RE-ELECTION OF DIRECTORS
2.1 JEREMY SUTCLIFFE LLB (HONS) (AGE 51)
Mr Sutcliffe retires by rotation and, being eligible, offers himself for re-election as an Executive Director.
Mr Sutcliffe was appointed to the Board in 2002. He is a member of the Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination/Governance Committee. He is Vice President and Board member of the Ferrous Division of the Bureau of International Recycling, and member of the Australian Institute of Company Directors. Mr Sutcliffe joined the Company in 1990 and held various senior executive positions in the Company, including Chief Executive UK, before assuming the position of Group Chief Executive on 1 March 2002, a position he held until 14 March 2008. He is currently Chairman European/Australian Metal Recycling and Global Sims Recycling Solutions Divisions and is a director of other Sims Group Limited subsidiaries and associated companies.
The Directors (with Mr Sutcliffe abstaining) recommend you vote in favour of this Resolution.
2.2 NORMAN R. BOBINS B.S., M.B.A. (AGE 65)
Mr Bobins was appointed by the Directors as an Independent Non-Executive Director on 14 March 2008 and retires as required by clause 19.4(b) of the Company’s Constitution and, being eligible, offers himself for re-election as an Independent Non-Executive Director.
Mr Bobins serves as Chairman of the Finance & Investment Committee and as a member of the Nomination/Governance Committee. He was formerly a director (since 2006) of Metal Management, Inc which entity merged with the Company on 14 March 2008. From May 2007 until October 2007, Mr Bobins was Chairman of the board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation.
From 2006 to 2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr Bobins earned his B.S. from the University of Wisconsin and his MBA from the University of Chicago.
The Directors (with Mr Bobins abstaining) recommend you vote in favour of this Resolution.
2.3 GERALD E. MORRIS BA (AGE 76)
Mr Morris was appointed by the Directors as an Independent Non-Executive Director on 14 March 2008 and retires as required by clause 19.4(b) of the Company’s Constitution and, being eligible, offers himself for re-election as an Independent Non-Executive Director.
Mr Morris serves as Chairman of the Risk, Audit & Compliance Committee and as a member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a director (since Jan 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. Mr Morris currently serves as President and Chief Executive Officer of Intalite International N.V., a diversified holding company with investments primarily in the metals fabrication industry. He also serves as Chairman and director of Beacon Trust Company. Mr Morris previously served as Chairman of the board of directors of Allmet Building Products, and has previously served as a director of Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a certified public accountant.
The Directors (with Mr Morris abstaining) recommend you vote in favour of this Resolution.

NOTICE OF MEETING 2008	5

EXPLANATORY MEMORANDUM
FOR 2008 ANNUAL GENERAL MEETING
2.4 ROBERT LEWON BS (AGE 65)
Mr Lewon was appointed by the Directors as an Independent Non-Executive Director on 14 March 2008 and retires as required by clause 19.4(b) of the Company’s Constitution and, being eligible, offers himself for re-election as an Independent Non-Executive Director.
Mr Lewon is a member of the Safety, Health, Environment & Community Committee and Finance & Investment Committee. He was formerly a director (since March 2004) of Metal Management, Inc which entity merged with the Company on 14 March 2008. Mr Lewon has over 40 years of experience in the scrap metal industry and has served as an executive of scrap companies, including President of Simsmetal USA Corp. He has been active in the Institute of Scrap Recycling Industries, Inc. and its predecessor ISIS, serving as director and national officer, among other positions. Additionally, Mr Lewon has served as a consultant to scrap metal companies since his retirement from Simsmetal in 1993, and, prior to his appointment as a director of the Company, was a long time advisor/consultant to TAMCO, the only steel mill in California, USA.
The Directors (with Mr Lewon abstaining) recommend you vote in favour of this Resolution.
ORDINARY RESOLUTION 3 IN RESPECT OF PARTICIPATION IN THE SIMS GROUP LONG TERM INCENTIVE PLAN (“PLAN”) BY MR JEREMY SUTCLIFFE
Mr Sutcliffe is currently an Executive Director with wide-ranging and extensive responsibilities, including acting as Chairman of the European and Australian Metal Recycling and Global Sims Recycling Solutions Divisions. The Board (with Mr Sutcliffe absent and not voting) believes it is appropriate that Mr Sutcliffe be entitled to be granted Performance Rights subject to the performance hurdles described below, and Options (collectively “Equity Rights”), under the Plan.
The Board believes that the issue of Equity Rights pursuant to the Plan will complete the Company’s remuneration strategy for Mr Sutcliffe, which involves total fixed remuneration (base salary, superannuation and other benefits), a short-term incentive and a long term incentive as set out in the Company’s Annual Report.
CHANGE IN PLAN FOR FISCAL YEAR 2009 GRANTS
Mr Sutcliffe was granted Performance Rights in respect of fiscal year 2008 under the Plan, with approval at the Company’s 2007 Annual General Meeting. Those Performance Rights were issued in three separate tranches, with a combination of different vesting conditions and performance hurdles.
The Plan has been amended in 2008 to provide, among other things, for the grant of Options in addition to Performance Rights.
Resolution 3 seeks approval for the grant to Mr Sutcliffe of:
–	44,440 Performance Rights with a relative Total Shareholder Return (“TSR”) performance hurdle and vesting conditions based on continued service; and

–	135,435 Options with a market-price exercise price, with vesting conditions based on continued service.
More details regarding the terms of these Equity Rights are set out below.
REASONS FOR THE CHANGE IN EQUITY RIGHTS STRUCTURE FOR FISCAL YEAR 2009 GRANTS
Prior to the merger of Sims Group and Metal Management (“Merger”), the Sims Plan, as it applied to the Executive Directors of Sims, was based on Performance Rights with vesting related to relative TSR performance and absolute Earnings Per Share (“EPS”) growth (with Mr Sutcliffe also having a portion vesting based on the EBITDA of the Sims Recycling Solutions Division).

6	SIMS METAL MANAGEMENT

The Metal Management Long Term Incentive (“LTI”) Plan, on the other hand, utilised restricted shares, with vesting based on continued service.
Each company’s plan reflected its specific business needs and prevailing local corporate governance practices.
Subsequent to the Merger, the combined Sims Metal Management does not believe that either company’s legacy LTI Plan is appropriate to support the business going forward, from the perspectives of plan participants, shareholders, and corporate governance considerations.
The combined Sims Metal Management is now an organisation with approximately 80% of its Earnings Before Interest and Tax coming from North America, and a significant number of its executive team is based there. Further, the combined Sims Metal Management has significant shareholding bases in the US and Australia, with both ordinary shares traded on the ASX in Australia and American Depositary Shares (“ADSs”) traded on the New York Stock Exchange in the US.
Consequently, Sims must ensure that its executive remuneration approach increasingly reflects US practice, while being cognisant of Australian practice.
Given these changes, Sims has redesigned its Plan to better reflect its new operating realities. If approved by shareholders, Executive Directors will receive their LTI grant in two allotments, each of equal value:
1.	A grant of Performance Rights with a nil exercise price, with vesting based on the TSR of Sims relative to an international peer group of companies in Sims’ sector. The list of these comparators is in Annexure 1. The Company believes that the sector-specific peer group provides a better indicator of Sims’ performance, as the group is focused only on companies in Sims’ sector, as opposed to companies in related and unrelated sectors as was the case in the prior unamended Sims Plan. While performance hurdles for vesting are common in Australia, they are only used in a minority of US plans.
2.	A grant of Options, with an exercise price based on the market value of Sims shares (calculated on a 5 trading day volume weighted average price) up to, but not including, the date of grant of the Options. No gains will be available to Option holders unless the share price of Sims increases above the exercise price for those Options. Options will vest based on continued service. While option grants without performance hurdles are uncommon in Australia, they are common practice in the US.
In comparison to the prior legacy plans of each of Sims Group and Metal Management, the Sims fiscal year 2009 Plan grants will:
–	reward for strong performance relative to peers;

–	reward for absolute returns to shareholders; and

–	have vesting based both on performance and service, versus the legacy Metal Management plan which had vesting based on service only.
Accordingly, Sims strongly believes that the proposed grants under the Plan for its Executive Directors is a more appropriate approach than either of the prior legacy plans of each of Sims Group and Metal Management, and an approach which will support both the business direction of the combined Sims Metal Management, and shareholder expectations.
TERMS OF FISCAL YEAR 2009 PERFORMANCE RIGHTS
(a)	44,440 Performance Rights will be issued to Mr Sutcliffe under the terms of the Plan, conditional on obtaining shareholder approval. Performance Rights are the right to receive an ordinary share upon satisfaction of all vesting conditions for a nil issue price. Under the terms of the Plan, shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares.

NOTICE OF MEETING 2008	7

EXPLANATORY MEMORANDUM
FOR 2008 ANNUAL GENERAL MEETING
(b)	Subject to the Plan Rules, Performance Rights will not vest or be exercised, and cannot be sold or otherwise dealt with by Mr Sutcliffe, until their performance hurdles have been satisfied.
(c)	Performance period

The performance period for the Performance Rights is the 3 year period commencing 1 July 2008 and ending 30 June 2011. Re-testing, consistent with the grant of Performance Rights in respect of fiscal year 2008, applies to the Performance Rights for the four year period ending 30 June 2012 and again for the five year period ending 30 June 2013, to the extent that the Performance Rights have not all vested previously.

Any Performance Rights which have not vested with effect as at 30 June 2013 will immediately lapse.
(d)	TSR Performance Hurdle

TSR measures the growth over a particular period in the price of shares plus dividends notionally reinvested in shares.

In order for any or all of Mr Sutcliffe’s Performance Rights to vest, the Company’s TSR for the relevant Performance Period must be at the 51st percentile or higher against the TSRs of an international peer group of 17 specified comparator companies in Sims’ sector. The list of these comparators is in Annexure 1.

Based on the Company’s relative TSR performance over the relevant Performance Period, Mr Sutcliffe’s Performance Rights will vest in accordance with the following table:

PROPORTION OF
TSR OF THE COMPANY RELATIVE	PERFORMANCE
TO TSRs OF COMPARATORS	RIGHTS VESTING

Less than the 51st percentile	0%

51st percentile	50%

Between 51st percentile and 75th percentile	Straight line vesting between 50% and 100%

75th percentile or higher	100%

TSR is calculated in each case on the following basis:
–	dividends are re-invested at the ex-dividend date;

–	share prices are calculated as a volume weighted average sale price of shares for the three months preceding the start and end dates of the performance period;

–	local currencies are used for non-Australian Comparator companies, so currency movements are ignored; and

–	tax and any franking credits (or similar) will be ignored.
(e)	Continued employment vesting condition

In addition to the Company meeting the applicable TSR performance condition specified above, Mr Sutcliffe must also continue to be an employee or director of the Company or its related bodies corporate at the Vesting Date for his Performance Rights to vest. The Vesting Date will be the date the Company announces its results for the fiscal year ending 30 June 2011 (which is expected to be in August 2011).

Unvested Performance Rights lapse upon Mr Sutcliffe ceasing to be an employee, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board) during the initial 3 year performance period. In the event of a Qualifying Cessation, the Performance Rights will be tested at the end of the initial Performance Period in line with other Plan participants. There will be no re-testing after that initial period even where there has been a Qualifying Cessation.

All Performance Rights will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Sutcliffe’s employment for cause.
(f)	Performance Rights will vest and be automatically exercised upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Sims Board.

8	SIMS METAL MANAGEMENT

TERMS OF OPTIONS
(a)	135,435 Options will be issued to Mr Sutcliffe under the terms of the Plan, conditional on obtaining shareholder approval. Options are the right to receive an ordinary share in the Company upon vesting conditions being met and payment of the exercise price. Options are issued at a nil issue price. Under the terms of the Plan, shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares.
(b)	The exercise price of the Options will be the market value of Sims shares (calculated on a 5 trading day volume weighted average price) up to, but not including, the date of grant, which will be the business day following shareholder approval, if given, at the AGM.
(c)	The Options will vest in 3 equal tranches over approximately 3 years. The 3 tranches will progressively vest, and become exercisable, on the date Sims announces its full year results to ASX for the 2009, 2010, and 2011 fiscal years.
(d)	The Options expire 7 years after the date of grant, unless exercised or lapsed before that time.
(e)	Continued employment vesting condition

Mr Sutcliffe must continue to be an employee or director of the Company or its related bodies corporate at the relevant vesting date for his Options to vest.

Unvested Options lapse upon Mr Sutcliffe ceasing to be an employee, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board). In the event of a Qualifying Cessation, the Options will vest according to the original vesting schedule in line with other participants.

All Options will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Sutcliffe’s employment for cause.

(f)	Options will vest and become exercisable upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Sims Board. However, the expiry date will also be accelerated so that the Options can only be exercised within 30 days of that event occurring, after which they will expire, unless as otherwise determined by the Board.
EQUITY RIGHTS GENERALLY
In relation to both Performance Rights and Options, the Plan Rules:
(a)	prohibit the executive from hedging unvested awards;

(b)	allow the Company to settle awards in cash upon vesting at the Board’s discretion; and

(c)	for Australian executives, will generally restrict the sale or disposal of any shares issued to an executive upon vesting of Equity Rights for up to 10 years from the initial grant date.
OTHER INFORMATION
Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the Plan without shareholder approval. In addition, under ASX Listing Rule 7.1 the Company may not issue more than 15% of its issued capital on a rolling 12 month basis, unless an issue is approved by shareholders and subject to other specific exceptions. If the issue of Equity Rights under Resolutions 3 and 4 is approved for the purposes of Listing Rule 7.1, then those Equity Rights, and the issue of shares upon vesting and exercise of those Equity Rights, will not count towards the 15% allowance.
The following information is provided for the purposes of these ASX Listing Rules in connection with the approval sought in Resolution 3.
(a)	The Plan was introduced in 2007 and the first grants under the Plan were made in fiscal year 2008. Grants made to directors were 224,534 Performance Rights to Mr Sutcliffe, and 66,847 Performance Rights to Mr Ross Cunningham, both for nil consideration.

NOTICE OF MEETING 2008	9

EXPLANATORY MEMORANDUM
FOR 2008 ANNUAL GENERAL MEETING
(b)	All directors are eligible under the terms of the Plan to participate in awards of Performance Rights and Options (subject to shareholder approval), although there is no intention to make awards to non-executive directors. The names of the current directors are Mr Daniel Dienst, Mr Jeremy Sutcliffe, Mr Ross Cunningham, Mr Paul Mazoudier, Mr Michael Feeney, Mr Paul Varello, Mr Christopher Renwick, Mr Masakatsu Iwanaga, Mr Norman Bobins, Mr John DiLacqua, Mr Robert Lewon and Mr Gerald Morris.
(c)	The Performance Rights and Options will be issued, assuming shareholder approval is obtained, on the next business day following the AGM, and in any event within three months after the date of the AGM.
(d)	There is no specific intended use of the funds that may be raised from payment of the exercise price of the Options.
(e)	The maximum number of securities that may be acquired by Mr Sutcliffe is 44,440 Performance Rights and 135,435 Options.
DIRECTORS’ RECOMMENDATION
The Directors (with Mr Sutcliffe absent and not voting) recommend you vote in favour of Resolution 3 which will complete the Company’s remuneration strategy for Mr Sutcliffe as described above.
ORDINARY RESOLUTION 4 IN RESPECT OF PARTICIPATION IN THE SIMS GROUP LONG TERM INCENTIVE PLAN (“PLAN”) BY MR DANIEL DIENST
The Board (with Mr Dienst absent and not voting) believes it is appropriate that Mr Dienst, the Group Chief Executive Officer, be entitled to be granted Performance Rights, subject to the performance hurdles described below, and Options (collectively “Equity Rights”), under the Plan.
The Board believes that the issue of Equity Rights pursuant to the Plan will complete the Company’s remuneration strategy for the Group Chief Executive Officer, which involves total fixed remuneration (base salary and other benefits), a short-term incentive and a long term incentive as set out in the Company’s Annual Report. Mr Dienst is entitled to participate in the Plan.
Resolution 4 seeks approval for the grant to Mr Dienst of:
–	61,092 Performance Rights with a relative TSR performance hurdle and vesting conditions based on continued service; and

–	181,654 Options with a market-price exercise price, with vesting conditions based on continued service.
More details regarding the terms of these Equity Rights are set out below.
TERMS OF PERFORMANCE RIGHTS
(a)	61,092 Performance Rights will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining shareholder approval. Performance Rights are the right to receive an ordinary share upon satisfaction of all vesting conditions for a nil issue price. Under the terms of the Plan, shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. As a US resident, Mr Dienst will be able to elect to receive ADSs instead of ordinary shares upon exercise.
(b)	The other terms of Mr Dienst’s Performance Rights are the same as for those of Mr Sutcliffe as described above, including as to performance periods, TSR performance hurdles and vesting schedule, continued employment vesting conditions, and change of control terms.
TERMS OF OPTIONS
(a)	181,654 Options will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining shareholder approval. Options are the right to receive an ordinary share upon vesting conditions being met and payment of the exercise price. Under the terms of the Plan, shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. As a US resident, Mr Dienst will be able to elect to receive ADSs instead of ordinary shares upon exercise.

10	SIMS METAL MANAGEMENT

(b)	The other terms of Mr Dienst’s Options are the same as for those of Mr Sutcliffe as described above, including as to exercise price, the 3 year vesting schedule, expiry date, continued employment vesting conditions, and change of control terms.
OTHER INFORMATION
Other information regarding prior issues under the Plan, directors who are eligible to participate, the date of issue of Mr Dienst’s Performance Rights and Options, and use of funds that may be raised, are the same as for Mr Sutcliffe, as detailed above. The maximum number of securities that may be acquired by Mr Dienst is 61,092 Performance Rights and 181,654 Options.
DIRECTORS’ RECOMMENDATION
The Directors (with Mr Dienst absent and not voting) recommend you vote in favour of Resolution 4 which will complete the Company’s remuneration strategy for the Group Chief Executive Officer as described above.
STATEMENT WITH REGARDS TO APPROVED GRANT OF SECURITIES
Details of any securities issued to Directors under the Plan will be published in each annual report of the Company relating to a period in which securities have been issued, together with a statement that approval for the issue of the securities was obtained under Listing Rule 10.14.
If additional Directors who were not named in this Notice of Meeting become entitled to participate in the Plan after this meeting, shareholder approval under Listing Rule 10.14 will, if required, be obtained before they are able to participate in the Plan.
SPECIAL RESOLUTION 5 IN RESPECT OF THE PROPOSED CHANGE OF COMPANY NAME
As part of the merger between the Company and Metal Management, Inc, which became effective on 14 March 2008, it was agreed that the Company would seek shareholder approval at its next annual general meeting of shareholders to change its corporate name to “Sims Metal Management Limited”.
Prior to the merger, Metal Management, Inc was one of the largest full service metal recyclers in the United States, and was publicly listed on the New York Stock Exchange. Its name is well recognised and respected by customers, suppliers, stockholders and employees alike.
The directors of the Company believe that the proposed new name “Sims Metal Management Limited” represents a combined industry leader that draws from the common cultures and visions of two great companies. The new name also represents the Company’s leadership position as one of the world’s largest metal recyclers.
ADVISORY RESOLUTION 6 IN RELATION TO THE REMUNERATION REPORT
The Remuneration Report is contained in the Directors’ Report of the Company’s 2008 Annual Report. The Report explains the Company’s executive remuneration practices and the link between the remuneration of employees and the Company’s performance and sets out remuneration details for each Director and for each named Executive.
The Corporations Act 2001 requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under the Corporations Act 2001, the vote is advisory only and does not bind the Directors.
The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.
While there is no legal requirement to abstain from voting, the Company believes it appropriate that neither the Directors, the named Executives nor their associates should vote on the Advisory Resolution, except as directed by any proxies, and they make no recommendation in respect of it.

NOTICE OF MEETING 2008	11

ANNEXURE 1

COMPARATOR COMPANIES FOR TSR PERFORMANCE HURDLE
–	AK Steel
–	Allegheny Technologies
–	ArcelorMittal
–	Blue Scope Steel
–	Commercial Metals
–	Gerdau Ameristeel
–	Mueller Industries
–	Nucor
–	OneSteel
–	Posco
–	Reliance Steel
–	Schnitzer Steel
–	Steel Dynamics
–	The Timken Company
–	Tokyo Steel
–	U.S. Steel
–	Worthington Industries

12	SIMS METAL MANAGEMENT